Exhibit (g)(4)
AMENDMENT TO
CUSTODIAN AGREEMENT
     THIS AMENDMENT is made as of May 1, 2007, between American Performance Funds, a Massachusetts business trust (the “Trust”), and Bank of Oklahoma, N.A., a national banking association (the “Custodian”), to that certain Custodian Agreement dated September 5, 1990 (as amended, the “Agreement”).
     WHEREAS, the parties entered into the Agreement, pursuant to which the Custodian acts as custodian of all the securities and cash of each investment portfolio of the Trust (each, a “Fund”); and
     WHEREAS, the Trust and the Custodian wish to amend the terms of the Agreement in order to establish a compensating balance arrangement;
     NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter contained, the parties hereby agree as follows:
1.	Compensating Balance Arrangement
          Section 19 of the Agreement is hereby amended and restated in its entirety as follows:
          “The Custodian shall be entitled to compensation for its services and expenses as Custodian for the assets of a Fund as described on Schedule B hereto.”
          “A compensating balance arrangement will be in place for each account maintained on behalf of each Fund. Cash balance credits or overdrafts will be calculated using the Federal Funds Rate (or some other rate mutually agreed to by the parties) daily in the account for each Fund. The monthly aggregate cash balance credit will offset the month overdraft balances. The net aggregate credit or overdraft balance amount will be applied to the monthly custody fee invoice for each Fund. No more than one months’ custody fee can be offset by any month’s net cash balance credit. The Custodian shall report annually to the Trust’s Board of Trustees on the compensating balance arrangement.”
2.	Effective Date
          The effective date of this Amendment is May 1, 2007 (the “Effective Date”).
3.	Miscellaneous
Section headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to them in the Agreement.
Except as provided in this Amendment, the provisions of the Agreement remain unchanged and in full force and effect.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

AMERICAN PERFORMANCE FUNDS
By:	/s/ Jennifer J. Hankins
	Name:	Jennifer J. Hankins
	Title:	President

BANK OF OKLAHOMA, N.A.
By:	/s/ Ryan Campbell
	Name:	Ryan Campbell
	Title:	Manager, BOk Trust Securities